SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXTRACT FROM THE MINUTES OF THE 985th BOARD OF DIRECTORS' MEETING

On March 30, 2023, at 9:00 a.m., the undersigned members of the Company’s Board of Directors met, via videoconferencing, at the call of Mario Engler Pinto Junior, Chair of the Board of Directors, on an extraordinary basis, according to the main section and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho No. 300, Pinheiros, in the city and state of São Paulo, to resolve on the agenda below. We registered that Luiz Fernando Beraldo Guimarães, Chief of Staff of the CEO’s Office, and Gerson Y. Yamanishi, Management Analyst, participated in the meeting.

(...)

Following, the Chair of the Board of Directors gave the floor to the Chief Financial Officer and Investor Relations Officer, Catia Cristina Teixeira Pereira, and the Head of Capital Markets and Investor Relations, Luiz Roberto Tibério, who, accompanied by the National Funding Department, Marcelo de Assis Rampone, to expose item 2 of the agenda - Authorization for the contracting of the 2nd Tranche of the Loan Agreement with IDB Invest, collateralized by PROPARCO. Value of the financing: R$ 470,000,000.00 or equivalent to US$ 100,000,000.00, whichever is lower on the approval date. Term: up to 14 years, with a grace period of up to 12 months (time: 15’), based on the Executive Board’s Resolution 0073/2023, of 03/15/2023, Internal Communication FI 09/2023, of 03/07/2023, and PowerPoint presentation, all of which are available on the electronic platform. After being discussed and voted on, according to article 14, item XXII, of the Company’s Bylaws, the Board members unanimously approved the contracting of the 2nd Tranche of the Loan Agreement IDB Invest 12,676-0, of June 24, 2022 (“Loan” or “Loan Agreement”), with the Inter-American Investment Corporation (“IDB Invest”), collateralized by PROPARCO – Societé de Promotion et de Participation Pour la Cóperation Économic S.A., of Group AFD (Agence Française de Développement), of up to R$ 470,000,000.00 (four hundred and seventy million reais), or the equivalent to US$ 100,000,000.00 (one hundred million dollars), whichever is lower, under the following terms and conditions:

Conditions of the Loan’s 2nd Tranche:

1. Borrower: Companhia de Saneamento Básico do Estado de São Paulo – Sabesp.

2. Creditor: IDB Invest (Inter-American Investment Corporation).

3. Guarantor: PROPARCO

4. Type and Currency: external financing denominated in Brazilian reais.

5. Value: R$ 470,000,000.00 (four hundred and seventy million reais), or equivalent to US$ 100,000,000.00 (one hundred million dollars), whichever is lower.

6. Total remuneration: 100% of the CDI, plus a spread of 2.50% per year, of which:

a. IDB Invest remuneration:

Interest rate: 100% of the CDI, plus a spread of 0.50% per year, levied on the unamortized balance.

b. PROPARCO remuneration;

“Guarantee fee”: spread of 2.00% per year on the unamortized balance of the 2nd Tranche adjusted by 100% of the CDI, for up to 14 (fourteen) years.

7. Term and grace period of the 2nd Tranche: up to 14 (fourteen) years, with a grace period of up to 12 (twelve) months.

8. Interest Payment: semi-annual.

9. Payment of Guarantee Fee: semi-annual

10. Amortization Payment: semi-annual.

11. Use of the Funds: the funds will be used to partially finance the Company’s investments related to the 4th Phase of the Tietê River Cleaning-Up Project.

12. Financial covenants:

- Net Debt / Adjusted EBITDA ≤ 3.50; and

- Interest Coverage Ratio ≥ 2.35.

13. Applicable Law and Jurisdiction: New York law, non-exclusive jurisdiction in the New York courts.

14. Tax exemption applicable to the remunerations due to IDB Invest, which is part of the IDB Group, a multilateral organism.

15. Brazil-France Bilateral Convention applicable to the remunerations due to PROPARCO, implying neutrality of withholding income tax. Regarding other taxes eventually levied, there may be tax costs not charged on the 1st Tranche, in charge of Sabesp.

Fees:

- Commitment Fee: 30% of the spread applicable on the portion not disbursed and not canceled of the amount of the 2nd Tranche, in the proportion of 25% to IDB Invest and 75% to PROPARCO;

- Prepayment: (i) 3.00% (three percent) of the amount of the Loan prepaid, should the early payment be made by the 1st (first) anniversary of the Effective Date, (ii) 2.00% (two percent) of the amount prepaid, should the early payment be made after the 1st (first) anniversary of the Effective Date and until the 2nd (second) anniversary of the Effective Date, or (iii) 1.00% (one percent) of the amount prepaid, should the early payment be made after the 2nd (second) anniversary of the Effective Date until the 3rd (third) anniversary of the Effective Date. No early payment fee will be applied to early payments made after the 3rd (third) anniversary of the Effective Date. Prepayment will be made in the proportion of 50% to IDB Invest and 50% to PROPARCO.

Fees to PROPARCO:

- Front-end Fee: 0.75% of the amount of the 2nd Tranche;

- Supervision Fee & Administrative Fee (Monitoring Fee): US$ 15,000.00 (fifteen thousand dollars) per year;

- Analysis Fee: US$ 50,000.00 (fifty thousand dollars), of which US$ 25,000.00 (twenty-five thousand dollars) paid 30 days after the execution of the “Mandate Letter” and US$ 25,000.00 (twenty-five thousand dollars) paid 120 days after the “Mandate Letter” or closing of the operation, whichever occurs first.

The Board of Directors authorized the execution of any measures related to the structuring and contracting of the 2nd Tranche of the Loan, according to legal and statutory provisions, especially:

a.	Negotiate and contract the transaction with IDB Invest and PROPARCO, under the terms and conditions above;

b.	Sign contracts and documents related to the fulfillment of the 2nd Tranche of the Loan with IDB Invest and PROPARCO, as appropriate, under the terms and conditions described above, including, but not limited to, the “Mandate Letter”, “Letter of Interest”, Amendment to the Loan Agreement (“Loan Agreement 12,676-0”), “Reimbursement Agreement”, including the conditions considered appropriate, contract and assign a Process Agent, Payment/Administrative Agent, issue certificates, and make declarations, as applicable, sign any other contracts, and provide information and documents related to and necessary for the 2nd Tranche of the Loan;
c.	Take any measures deemed necessary or desirable for the contracting and achievement of the 2nd Tranche of the Loan;
d.	Approve the limit for refundable expenses to IDB Invest and/or PROPARCO related to the hiring of lawyers, socio-environmental and technical consultants, among others, limit for expenses to be directly incurred by Sabesp, as well as the limit for the payment of fees.

For the development and fulfillment of the 2nd Tranche of the Loan, the limit approved for refundable expenses to IDB Invest and/or PROPARCO, of up to US$ 395,000.00 (three hundred and ninety-five thousand dollars), and expenses directly incurred by the Company, of up to R$ 750,000.00 (seven hundred and fifty thousand reais), as well as the payment of aforementioned fees and according to RCs 11070889, 11070892, and 11070893.

The Board of Directors also authorized the Executive Board members, under legal and statutory provisions, to take any acts related to the contracting of the 2nd Tranche of the Loan, as well as ratify all the acts previously taken.

(...)

Minutes signed by the attending members of the Board of Directors: Mario Engler Pinto Junior, André Gustavo Salcedo Teixeira Mendes, Claudia Polto da Cunha, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Leonardo Augusto de Andrade Barbosa, Luís Eduardo Alves de Assis, Marcelo Munhoz Auricchio, Ronaldo Coppa, and Wilson Newton de Mello Neto.

This is a free English translation of the excerpt of the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings.

São Paulo, March 30, 2023.

Mario Engler Pinto Junior

Chair of the Board of Directors

Marialve de Sousa Martins

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 3, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.